Exhibit 99.1

SDLP – Seadrill Partners Announces One for Ten Reverse Unit Split

London, United Kingdom, May 30, 2019 - Seadrill Partners LLC (the “Company” or “SDLP”) (NYSE: SDLP) announces a one-for-ten reverse unit split on its common units and subordinated units, which is expected to be effective after the close of trading on July 1, 2019. Trading of the split adjusted common units will commence the following day under the same ticker symbol “SDLP” on the New York Stock Exchange.

The reverse split will affect all common and subordinated unitholders uniformly and will not alter unit classes or ownership interests in the Company, except to the extent that the reverse split results in any of the Company’s unitholders owning a fractional unit. No fractional units will be issued in connection with the reverse split. Instead, in accordance with the limited liability company agreement, all fractional SDLP units will be rounded to the nearest whole unit, with 0.5 units rounded to the next higher unit.

The reverse split will reduce the number of common units issued and outstanding from 75,278,250 to approximately 7,527,825 common units, and the subordinated units from 16,543,350 to approximately 1,654,335 subordinated units.

SDLP unitholders who own their units in book-entry form or through a bank, broker or other nominee do not need to take any action in connection with the reverse split. Every ten SDLP common units (CUSIP #Y7545W 109) will be automatically converted into one new SDLP common unit (CUSIP #Y7545W 125). Every ten subordinated units will be automatically converted into one new SDLP subordinated unit.

Unitholders who hold units with a broker, bank or other nominee and who have any questions in this regard are encouraged to contact their brokers, banks or other nominees.

Formal notice of the reverse split is being sent to unitholders of the Company. Electronic copies of the materials are accessible on the Company’s website at:

https://www.seadrillpartners.com/investor-relations/shareholder-services/other

Computershare Inc. and Computershare Trust Company N.A. (“Computershare”) is acting as the exchange agent and the transfer agent for the Reverse Split. For further information, please contact Computershare by telephone at 800-546-5141 (toll free) and +1-781-575-2765 (international toll) or 462 South Fourth Street Suite 1600, Louisville, KY 40202.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s ability to regain compliance with the NYSE’s continued listing standards. Although Seadrill Partners believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Seadrill Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Seadrill Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Seadrill Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.